                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                    FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ________________ to ________________

      Commission File Number 0-17506

                           --------------------------

A:    Full title of the plan:

                                    UST INC.
                             EMPLOYEES' SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    UST INC.
                             100 West Putnam Avenue
                          Greenwich, Connecticut 06830

                                    UST Inc.
                             Employees' Savings Plan
                   Audited Financial Statements and Schedules


                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                                    UST Inc.
                             Employees' Savings Plan
                                  (the "Plan")

                   Audited Financial Statements and Schedules


                     Years ended December 31, 1997 and 1996





                                      Index

Report of Independent Auditors...............................................1

Audited Financial Statements

     Statement of Net Assets Available for Benefits..........................2
     Statement of Changes in Net Assets Available for Benefits...............4
     Notes to Financial Statements...........................................6

Supplemental Schedules

     Schedule of Assets Held for Investment Purposes........................12
     Schedule of Reportable Transactions....................................14

                         Report of Independent Auditors


To the Participants of the
UST Inc.
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees' Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The information by fund in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                               Ernst & Young LLP

May 1, 1998

                                    UST Inc.
                             Employees' Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1997


                                                                               Information by Fund
                                               -------------------------------------------------------------------------------------
                                                                          Funds                            Participant     Total
                                                 Fund A       Fund B     C and D         Fund E    Fund F   Loan Fund    All Funds
                                               -------------------------------------------------------------------------------------
Assets
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value
     (cost: $25,846,522)                                               $87,372,222                                      $ 87,372,222
   Group trust funds--
   At fair value:
      Common stock (cost: $7,501,038)                      $15,786,605                                                    15,786,605
      Short-term investments                  $  2,329,922               1,025,816                                         3,355,738
      Balanced Fund (cost: $3,957,078)                                                $4,295,260                           4,295,260
      Small Company Fund (cost: $5,841,467)                                                      $7,207,607                7,207,607
   At contract value:
      Guaranteed investment  contracts          15,091,365                                                                15,091,365
   Participant loans receivable                                                                             $3,860,724     3,860,724
                                               -------------------------------------------------------------------------------------

Total investments                               17,421,287  15,786,605  88,398,038     4,295,260  7,207,607  3,860,724   136,969,521
                                               -------------------------------------------------------------------------------------


Contributions receivable:
     Participants                                  129,792     149,883      87,376        61,865    111,078                  539,994
     Employer                                        1,287                 313,283                                           314,570
Accrued income receivable                            7,252                                                      21,139        28,391
Interfund receivables (payables), net              157,179      72,615    (475,427)      282,441     57,349    (94,157)           --
                                               -------------------------------------------------------------------------------------

Total assets                                    17,716,797  16,009,103  88,323,270     4,639,566  7,376,034  3,787,706   137,852,476
                                               -------------------------------------------------------------------------------------


Liabilities
     Due to participants                            87,791      30,621   1,153,902        14,173     27,351      5,915     1,319,753
     Due to trustee                                  7,618       4,805      26,813         1,573      2,448                   43,257
                                               -------------------------------------------------------------------------------------

Total liabilities                                   95,409      35,426   1,180,715        15,746     29,799      5,915     1,363,010
                                               -------------------------------------------------------------------------------------

Net assets available for benefits              $17,621,388 $15,973,677 $87,142,555    $4,623,820 $7,346,235 $3,781,791  $136,489,466
                                               =====================================================================================
                                                                                      Valuation
                                                   Units                                Per Unit                          Amount
                                               -------------------------------------------------------------------------------------
Net assets available for benefits
   Fund A                                        1,218,744                                $14.46                        $ 17,621,388
   Fund B                                          321,608                                 49.67                          15,973,677
   Funds C and D                                 2,359,030                                 36.94                          87,142,555
   Fund E                                          276,511                                 16.72                           4,623,820
   Fund F                                          397,411                                 18.49                           7,346,235
   Participant Loan Fund                         3,781,791                                  1.00                           3,781,791
                                                                                                                        ------------
                                                                                                                        $136,489,466
                                                                                                                        ============

See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1996

                                                                                Information by Fund
                                             ---------------------------------------------------------------------------------------

                                                                        Funds                              Participant    Total
                                               Fund A      Fund B      C and D        Fund E     Fund F     Loan Fund   All Funds
                                             ---------------------------------------------------------------------------------------
Assets
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value
     (cost: $25,862,396)                                             $81,137,869                                       $ 81,137,869
   Group trust funds--
   At fair value:
      Common stock (cost: $4,687,958)                    $9,660,734                                                       9,660,734
      Short-term investments                $    988,620      1,065       14,780                                          1,004,465
      Balanced Fund (cost: $2,229,590)                                             $2,407,810                             2,407,810
      Small Company Fund (cost: $5,863,489)                                                    $7,090,248                 7,090,248
   At contract value:
      Guaranteed investment  contracts        16,193,209                                                                 16,193,209
   Participant loans receivable                                                                             $3,793,532    3,793,532
                                             ---------------------------------------------------------------------------------------

Total investments                             17,181,829  9,661,799   81,152,649    2,407,810   7,090,248    3,793,532  121,287,867
                                             ---------------------------------------------------------------------------------------


Contributions receivable:
     Participants                                120,675     88,459      104,402       36,164     119,646                   469,346
     Employer                                        592                 282,977                                            283,569
Accrued income receivable                          1,747         61        1,274           20          67       20,326       23,495
Interfund receivables (payables), net            152,905    128,933     (470,064)       5,007      97,419       85,800           --
                                             ---------------------------------------------------------------------------------------

Total assets                                  17,457,748  9,879,252   81,071,238    2,449,001   7,307,380    3,899,658  122,064,277
                                             ---------------------------------------------------------------------------------------



Liabilities
     Due to participants                          79,363      6,171      201,405        1,580      14,400        3,057      305,976
     Due to trustee                               10,917      3,194       18,412          141         422                    33,086
                                             ---------------------------------------------------------------------------------------

Total liabilities                                 90,280      9,365      219,817        1,721      14,822        3,057      339,062
                                             ---------------------------------------------------------------------------------------

Net assets available for benefits            $17,367,468 $9,869,887  $80,851,421   $2,447,280  $7,292,558   $3,896,601 $121,725,215
                                             ---------------------------------------------------------------------------------------

                                                                                 Valuation
                                               Units                               Per Unit                            Amount
                                             ---------------------------------------------------------------------------------------

Net assets available for benefits
   Fund A                                      1,273,894                               $13.63                          $ 17,367,468
   Fund B                                        262,825                                37.55                             9,869,887
   Funds C and D                               2,496,956                                32.38                            80,851,421
   Fund E                                        175,863                                13.92                             2,447,280
   Fund F                                        413,891                                17.62                             7,292,558
   Participant Loan Fund                       3,896,601                                 1.00                             3,896,601
                                                                                                                       ------------
                                                                                                                       $121,725,215
                                                                                                                       ============

See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1997

                                                                            Information by Fund
                                           -----------------------------------------------------------------------------------------
                                                                       Funds                              Participant     Total
                                             Fund A      Fund B       C and D     Fund E       Fund F      Loan Fund     All Funds
                                           -----------------------------------------------------------------------------------------
Additions to net assets
Investment income
   Dividends on common stock of UST Inc.                          $  3,889,834                                          $ 3,889,834
   Interest and other dividends            $1,089,029  $    2,414       23,211  $  435,198  $     2,345                   1,552,197
   Interest on participant loans                                                                           $  259,564       259,564
                                           -----------------------------------------------------------------------------------------

                                            1,089,029       2,414    3,913,045     435,198        2,345       259,564     5,701,595

Net realized and unrealized appreciation in
  fair value of investments:
      Common stock of UST Inc.                                      10,053,096                                           10,053,096
      Group trust funds                                 3,610,100                  166,325      250,371                   4,026,796
                                           -----------------------------------------------------------------------------------------

Investment income, net                      1,089,029   3,612,514   13,966,141     601,523      252,716       259,564    19,781,487
                                           -----------------------------------------------------------------------------------------

Contributions
     Participants                           1,753,932   1,553,391    1,458,002     645,129    1,426,145                   6,836,599
     Employer                                  10,806                3,763,909                                            3,774,715
                                           -----------------------------------------------------------------------------------------

                                            1,764,738   1,553,391    5,221,911     645,129    1,426,145                  10,611,314
                                           -----------------------------------------------------------------------------------------

Total additions to net assets               2,853,767   5,165,905   19,188,052   1,246,652    1,678,861       259,564    30,392,801
                                           -----------------------------------------------------------------------------------------


Deductions from net assets
Participant distributions                   3,070,042   1,407,927    9,517,375     206,609      711,368       332,055    15,245,376
Administrative expenses                        99,785      46,842      208,461       9,887       18,199                     383,174
                                           -----------------------------------------------------------------------------------------

Total deductions from net assets            3,169,827   1,454,769    9,725,836     216,496      729,567       332,055    15,628,550
                                           -----------------------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                        (316,060)  3,711,136    9,462,216   1,030,156      949,294       (72,491)   14,764,251
Interfund transfers, net                      569,980   2,392,654   (3,171,082   1,146,384     (895,617)      (42,319)           --
                                           -----------------------------------------------------------------------------------------

Increase (decrease) in net assets
  available for benefits                      253,920   6,103,790    6,291,134   2,176,540       53,677      (114,810)   14,764,251
Net assets available for benefits:
   Beginning of year                       17,367,468   9,869,887   80,851,421   2,447,280    7,292,558     3,896,601   121,725,215
                                           -----------------------------------------------------------------------------------------

   End of year                            $17,621,388 $15,973,677  $87,142,555  $4,623,820   $7,346,235    $3,781,791  $136,489,466
                                           =========================================================================================

See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1996

                                                                            Information by Fund
                                             ---------------------------------------------------------------------------------------
                                                                           Funds                            Participant     Total
                                                  Fund A     Fund B       C and D      Fund E     Fund F     Loan Fund    All Funds
                                             ---------------------------------------------------------------------------------------
Additions to net assets
Investment income
   Dividends on common stock of UST Inc.                               $  3,760,537                                     $ 3,760,537
   Interest and other dividends               $  1,065,557 $     1,032      10,094  $  203,646  $      784                1,281,113
   Interest on participant loans                                                                            $  243,500      243,500
                                             ---------------------------------------------------------------------------------------

                                                 1,065,557       1,032    3,770,631    203,646         784     243,500    5,285,150

Net realized and unrealized appreciation
  (depreciation) in fair value of investments:
      Common stock of UST Inc.                                           (2,686,019)                                     (2,686,019)
      Group trust funds                                      1,732,460                  52,761     157,849                1,943,070
                                             ---------------------------------------------------------------------------------------
Investment income, net                           1,065,557   1,733,492    1,084,612    256,407     158,633     243,500    4,542,201
                                             ---------------------------------------------------------------------------------------
Contributions
     Participants                                1,962,955   1,179,593    1,537,478    472,002   1,471,098                6,623,126
     Employer                                        7,427                3,865,260                                       3,872,687
                                             ---------------------------------------------------------------------------------------
                                                 1,970,382   1,179,593    5,402,738    472,002   1,471,098               10,495,813
                                             ---------------------------------------------------------------------------------------

Total additions to net assets                    3,035,939   2,913,085    6,487,350    728,409   1,629,731     243,500   15,038,014
                                             ---------------------------------------------------------------------------------------

Deductions from net assets
Participant distributions                        3,759,084   1,369,355   10,598,041    318,644     664,241     225,507   16,934,872
Administrative expenses                             79,488      26,209      169,983      5,528      13,301                  294,509
                                             ---------------------------------------------------------------------------------------
Total deductions from net assets                 3,838,572   1,395,564   10,768,024    324,172     677,542     225,507   17,229,381
                                             ---------------------------------------------------------------------------------------

Net (decrease) increase prior to
  interfund transfers                             (802,633)  1,517,521   (4,280,674)   404,237     952,189      17,993   (2,191,367)
Interfund transfers, net                          (229,155)    980,941   (2,678,050)   321,058   1,523,430      81,776           --
                                             ---------------------------------------------------------------------------------------
(Decrease) increase in net assets
  available for benefits                        (1,031,788)  2,498,462   (6,958,724)   725,295   2,475,619      99,769   (2,191,367)
Net assets available for benefits:
   Beginning of year                            18,399,256   7,371,425   87,810,145  1,721,985   4,816,939   3,796,832  123,916,582
                                             ---------------------------------------------------------------------------------------
   End of year                                 $17,367,468  $9,869,887  $80,851,421 $2,447,280  $7,292,558  $3,896,601 $121,725,215
                                             =======================================================================================


See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1997 and 1996



1. Significant Accounting Policies

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management, which may differ from actual results.

Investments in common stock of UST Inc. (the Company) are stated at fair value of $36.94 per share at December 31, 1997. (At May 1, 1998 UST Inc. common stock had a fair value of $27.38 per share.) Group trust funds investments are also stated at fair value. The change in the difference between the fair value and the cost of such investments is reflected as unrealized appreciation (depreciation) in the aggregate fair value of investments. The realized appreciation in the aggregate fair value of investments is the difference between the proceeds received and the average cost of the investments sold. The guaranteed investment contracts, which are benefit responsive, are stated at contract value which approximates fair value. Participant loans receivable are valued at outstanding balances, which approximates fair value.

Interest and dividend income for Fund B group trust investments are included in the net realized and unrealized appreciation (depreciation) caption on the Statement of Changes in Net Assets Available for Benefits.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year. In the event that the Plan is terminated, participants receive the fair value of their accounts.


2. Description of Plan

The Plan is a defined contribution employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee (EBAC). Wachovia Bank, N.A. is the trustee for the Plan.

Employees are eligible to participate in the Plan the first day of the month following the date a year of service has been completed. A year of service shall be met upon completion of at least 1,000 hours of service during a 12-month consecutive period measured from the employees' date of hire.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1997 and 1996

2. Description of Plan (continued)

The majority of participants may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay on a before-tax or after-tax basis, of which the first 6% is subject to a 100% matching contribution by the Company. Employees of Stimson Lane Ltd. (Stimson Lane) who are participants of the Plan may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay on a before-tax or after-tax basis, of which the first 3% of such contribution is subject to a 50% matching contribution by the Company.

In compliance with federal tax law, the maximum annual contribution for a participant for the plan years presented is limited to the lesser of $30,000 or 25% of compensation and the maximum annual before-tax contribution was limited to $9,500 in 1997 and 1996. The maximum amount of compensation taken into account under the Plan for any participant was limited to $160,000 in 1997 and $150,000 in 1996.

In accordance with the Plan, participants can direct the investment of their contributions between Fund A (a fixed income fund, as defined), Fund B (an index fund, as defined), Fund C (common stock of UST Inc.), Fund E (a balanced fund, as defined) and Fund F (a small company fund, as defined). The Plan allows participants who invest in more than one fund to allocate their contributions in multiples of 5% per fund. This method permits Plan participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund. During 1997, unit prices for contributions to and withdrawals from funds A, B, C, E and F ranged from $13.70 to $14.46, from $38.49 to $49.67, from $26.13 to $36.94, from $14.27 to $16.72 and from $14.38 to $19.52, respectively.

Effective November 1, 1996, the Plan was amended to eliminate current restrictions concerning transactions in the Plan by participants who are determined to be subject to the short-swing profit recovery rules of Section 16 of the Securities and Exchange Act of 1934, as amended, and to add that such participants will not be permitted to make elections resulting in an intra-plan transfer which involves the Company's common stock funds or in a cash distribution funded by a volitional disposition of the Company's common stock if such elections are made less than six months after the last election to engage in an "opposite-way" election, as defined in the Plan.

Company matching contributions were reduced by any forfeited amounts. Such forfeitures (1997--$54,623; 1996--$55,749) remain in Fund D and are applied to reduce employer contributions. At the discretion of the UST Inc. Board of Directors (the Board), additional matching contributions may be made by the Company. For the years ended December 31, 1997 and 1996, no additional discretionary contributions were made. Company matching contributions are invested in common stock of UST Inc. and are deposited in Fund D. Employees aged 59 1/2 years or older can direct investment of Company matching contributions in Fund A rather than Fund D. Employee contributions are always 100% vested, while vesting of the Company's contributions generally occurs over a period of five years at a rate of 20% for each year of service. Months during which a participant is eligible to participate in the Plan, but chooses not to, do not count toward vesting. Participants become 100% vested upon death or attainment of age 55.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1997 and 1996

2. Description of Plan (continued)

The Plan includes a loan feature for participants who are currently employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions starting two months after the effective date of the loan. The maximum amount the participant can borrow is the lesser of 50% of their vested interest in the Plan or $50,000 less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis and is equal to the prime rate published in the Wall Street Journal on the first business day of the calendar month. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately.

Participants in the Plan are not subject to federal income tax on amounts contributed to the Plan by the Company or on amounts that such participants contribute to the Plan on a before-tax basis until such time that their participating interest in the Plan is distributed to them. A participant is subject to tax on the amount by which the distribution paid exceeds the amount contributed on an after-tax basis to the Plan.

Expenses incurred to administer the Plan are paid from Plan assets to the extent permissible under applicable law. All costs and expenses with regard to the purchase or sale of investments are paid by the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plans provisions. Copies of the SPD are available from the Company's Employee Benefits Department.

3. Participants Interests

A participants interest in the Plan is based on "Units of Participation", the value of which is calculated monthly for each fund based on the aggregate fair value of the funds investments at each month end. The value of a unit for Funds A, B, E and F is determined by dividing the fair value of each Fund by the total number of its outstanding units. The unit value for Funds C and D is equal to the fair value of one share of common stock of the Company. The Participant Loan Fund unit value is $1.

A participant obtaining a distribution from the Plan receives the fair value of their account. If a participant leaves the Company before becoming fully vested in the employers contributions to the Plan (value of Fund D), the participant will forfeit the nonvested portion of the employers contributions. Under the provisions of the Plan, a participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participants account in such other plan.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1997 and 1996


3. Participants Interests (continued)

As of December 31, 1997 and 1996, there were 1,873 and 1,941 participants in the Plan, respectively. The number of participants in each fund at December 31 was as follows:

                   Fund                   1997            1996
                   ----                   ----            ----

                      A                   1,097           1,162
                      B                   1,081             930
                      C                     899           1,007
                      D                   1,840           1,831
                      E                     630             498
                      F                     915             928
          Participant Loan                  565             624

The accounting records for Funds C and D are combined, and are not separately maintained between these two funds. Separate participant records are, however, maintained for each Fund. A summary of such participant records for 1997 and 1996 follows:

                                                      1997                                                  1996
                                   --------------------------------------------          -------------------------------------------
                                       Fund C        Fund D          Total                     Fund C      Fund D        Total
                                   --------------------------------------------          -------------------------------------------
Contributions:
   Participants                     $  1,458,002                  $  1,458,002             $  1,537,478               $  1,537,478
   Employer                                        $  3,763,909      3,763,909                          $  3,865,260     3,865,260
                                   --------------------------------------------          -------------------------------------------
Total Contributions                    1,458,002      3,763,909      5,221,911               1,537,478     3,865,260     5,402,738

Investment income                      2,389,975     11,576,166     13,966,141                 321,832       762,780     1,084,612
Administrative expenses                 (208,461)                     (208,461)               (169,983)                   (169,983)
Participant distributions             (1,656,690)    (7,860,685)    (9,517,375)             (1,383,033)   (9,215,008)  (10,598,041)
Interfund transfers, net              (2,301,225)      (869,857)    (3,171,082)             (2,502,326)     (175,724)   (2,678,050)
                                   --------------------------------------------          -------------------------------------------
Net increase (decrease)                 (318,399)     6,609,533      6,291,134              (2,196,032)   (4,762,692)   (6,958,724)

Net assets available for benefits:
   Beginning of year                  12,719,027     68,132,394     80,851,421              14,915,059    72,895,086    87,810,145
                                   --------------------------------------------          -------------------------------------------
   End of year                       $12,400,628    $74,741,927    $87,142,555             $12,719,027   $68,132,394   $80,851,421
                                   ============================================          ===========================================

Units:
   Beginning of year                     392,805      2,104,151      2,496,956                 446,894     2,184,122     2,631,016
                                   ============================================          ===========================================
   End of year                           335,697      2,023,333      2,359,030                 392,805     2,104,151     2,496,956
                                   ============================================          ===========================================

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1997 and 1996

4. Investments

The fair and contract values, as determined by quoted market prices, of individual investments that represent 5% or more of net assets available for benefits are as follows:

                                                             December 31
                                                       -----------------------
                                                        1997            1996
                                                        ----            ----
UST Inc. Common Stock; 1997 - 2,365,375 shares;
   1996 - 2,506,189 shares                            $87,372,222    $81,137,869

State Street Bank & Trust Company; Common Stock
   Fund; 1997 - 99,127 shares; 1996 - 80,908 shares    15,786,605      9,660,734

John Hancock Special Equities Fund;
  1997 - 272,396 shares; 1996 - 282,368 shares          7,207,607      7,090,248

State Street Bank & Trust Company; Guaranteed
   Investment Contract Fund; 1997 - 15,091,365 units;
   1996 - 16,193,209 units                             15,091,365     16,193,209

Fund A (the fixed income fund, as defined) includes fully benefit responsive investment contracts with insurance companies and other financial institutions. Benefit responsive contracts consist of contributions made under the contract and interest at the contract rate and provide contract value payments for participant distributions, loans and investment transfers as allowed by the Plan. There are exceptions for payments to participants who, as a result of a company event, cease to be employed by the Company. A company event includes a significant early retirement program, divestiture or other company action that could be construed as causing increased plan payments to participants.

The interest rates are set at the time of purchase and provide a stated rate of interest on the principal and accrued interest balance over the life of the contract. The weighted-average yield for all guaranteed investment contracts was 6.5% in 1997 and 6.2% in 1996. The weighted-average crediting interest rate for all guaranteed investment contracts was 6.6% at December 31, 1997 and 6.3% at December 31, 1996.

5. Federal Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and, therefore, the trust which holds the assets of the Plan is not subject to tax under Section 501(a) of the IRC. The EBAC is not aware of any course of action or series of events that have occurred that might adversely affect the Plans qualified status.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1997 and 1996


6. Year 2000 Issue (unaudited)

The year 2000 issue relates to computer system programs which may not properly recognize the change in date years from 1999 to 2000. As a result of this time sensitivity of existing software, any business entity is at risk for possible system failure or miscalculations causing disruptions of operations.

The Company has developed a plan to modify its internal information systems to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be completed by mid 1999. The Company does not expect this project to have any effect on plan operations.

                             Supplemental Schedules

                                    UST Inc.
                             Employees' Savings Plan
                 Schedule of Assets Held for Investment Purposes
                                December 31, 1997

                                             Description of Investment
                                             Including Maturity Date,
   Identity of Issue, Borrower,               Rate of Interest, Par or                            Total All Funds
     Lessor or Similar Party                       Maturity Value                        Cost                   Fair Value
------------------------------------------------------------------------------------------------------------------------------------

 UST Inc.                                           2,365,375 shares --
                                                    Common Stock                      $25,846,522               $87,372,222
                                                                                    ------------------------------------------


 Group Trust Funds:

 State Street Bank and Trust Company                99,127 shares--
                                                    Common Stock Fund                   7,501,038                15,786,605
                                                                                    ------------------------------------------

 State Street Bank and Trust Company                2,329,922 units -- Yield
                                                    Enhanced Short-term
                                                    Investment Fund                     2,329,922                 2,329,922

 State Street Bank and Trust Company                1,025,816 shares--
                                                    Short-term Investment Fund          1,025,816                 1,025,816
                                                                                    ------------------------------------------

 Total                                                                                  3,355,738                 3,355,738
                                                                                    ------------------------------------------

 American Balanced Fund                             273,932 shares --
                                                      Investment Fund                   3,957,078                 4,295,260
                                                                                    ------------------------------------------

 John Hancock Special Equities Fund                 272,396 shares--
                                                      Investment Fund                   5,841,467                 7,207,607
                                                                                    ------------------------------------------

 State Street Bank and Trust Company
    Guaranteed Investment Contracts:

 Allstate Life Insurance Company                    268,613 units, 5.35%,
                                                       due June 30, 1998                  268,613                   268,613
 Allstate Life Insurance Company                    1,055,169 units, 6.66%,
                                                       due October 1, 2001              1,055,169                 1,055,169
 Capital Holding Corp.                              1,733,717 units, 5.98%,
                                                       due September 30, 1998           1,733,717                 1,733,717
 Capital Holding Corp.                              627,621 units, 6.73%,
                                                       due December 31, 1998              627,621                   627,621
 Capital Holding Corp.                              555,234 units, 6.78%,
                                                       due December 29, 2000              555,234                   555,234
 Continental Assurance                              843,469 units, 8.18%,
                                                       due December 30, 1998              843,469                   843,469
 Continental Assurance                              894,327 units, 6.49%,
                                                       due April 2, 2001                  894,327                   894,327
 Hartford Life Insurance Company                    260,292 units, 6.03%,
                                                       due December 31, 1997              260,292                   260,292

                                    UST Inc.
                             Employees' Savings Plan
           Schedule of Assets Held for Investment Purposes (continued)
                                December 31, 1997


                                               Description of Investment
                                               Including Maturity Date,
   Identity of Issue, Borrower,                 Rate of Interest, Par or                      Total All Funds
     Lessor or Similar Party                         Maturity Value                     Cost                Fair Value
-------------------------------------------------------------------------------------------------------------------------------
John Hancock Life Insurance Company            1,033,146 units, 6.72%,
                                                  due July 1, 2002                  $  1,033,146           $  1,033,146
John Hancock Life Insurance Company            1,047,842 units, 7.12%,
                                                  due April 1, 2002                    1,047,842              1,047,842
Metropolitan Life Insurance Company            1,085,662 units, 6.80%,
                                                  due June 30, 2000                    1,085,662              1,085,662
New York Life Insurance Company                633,214 units, 7.75%,
                                                  due March 31, 1999                     633,214                633,214
New York Life Insurance Company                1,473,648 units, 6.50%,
                                                  due September 30, 1999               1,473,648              1,473,648
Principal Mutual Life Insurance Company        759,894 units, 6.05%,
                                                  due June 30, 1999                      759,894                759,894
Principal Mutual Life Insurance Company        635,076 units, 7.85%,
                                                  due June 30, 1999                      635,076                635,076
The Life Insurance Company of Virginia         251,118 units, 5.33%,
                                                  due March 31, 1998                     251,118                251,118
The Life Insurance Company of Virginia         825,163 units, 6.82%,
                                                  due September 29, 2000                 825,163                825,163
Transamerica                                   1,108,160 units, 7.08%,
                                                  due December 31, 2000                1,108,160              1,108,160
                                                                                    --------------------------------------
Total                                                                                 15,091,365             15,091,365
                                                                                    --------------------------------------
Participant Loans Receivable                                                           3,860,724              3,860,724
                                                                                    --------------------------------------
Total Investments                                                                    $65,453,932           $136,969,521
                                                                                    ======================================

                                    UST Inc.
                             Employees' Savings Plan
                       Schedule of Reportable Transactions
                          Year Ended December 31, 1997


                                                                                                                          Number
      Identity of                                               Purchase      Selling                           Net         of
   Party Involved               Description of Asset            Price (1)     Price (1)    Cost of Asset        Gain    Transactions
------------------------------------------------------------------------------------------------------------------------------------
Category (iii)--A series of transactions in excess of 5 percent of Plan assets

State Street Bank and          Short-term Investment Fund
   Trust Company                  Shares:
                                             18,329,034        $18,329,034                   $18,329,034              -         198
                                             17,319,595                      $17,319,595      17,319,595              -         145


State Street Bank and          Yield Enhanced Short-term
   Trust Company                  Investment Fund Shares:
                                              6,414,417          6,414,417                     6,414,417              -          45
                                              5,072,583                        5,072,583       5,072,583              -          12

UST Inc.                       Common Stock-Shares:
                                                 88,023          2,600,250                     2,600,250              -          11
                                                228,837                        6,418,992       2,616,124     $3,802,868          18




There were no Category (i), (ii) or (iv) reportable transactions during 1997.

(1) Purchase and selling prices are equal to fair value at dates of acquisition and disposition, respectively.

                         Consent of Independent Auditors



We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the Registration Statement (Form S-8 No. 2-72410) pertaining to the Employees' Savings Plan of UST Inc. of our report dated May 1, 1998, with respect to the financial statements and schedules of the UST Inc. Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.


                                                ERNST & YOUNG LLP


Stamford, Connecticut
May 15, 1998

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        UST INC. EMPLOYEES SAVINGS PLAN



                                        /s/ ALTON W. ADAMS
                                        __________________________________
                                        Alton W. Adams
                                        Chairman, UST Inc. Employee Benefits
                                        Administration Committee



Dated:  May 15, 1998